Entheos Technologies, Inc.

888 3rd Street

Suite 1000

Calagary, Alberta, T2P 5C5

By Edgar

October 9, 2009

United States Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20548

Attention: H. Christopher Owings, Assistant Director

Mail Stop 3561

Re:      Entheos Technologies, Inc.--Response to Letter dated August 10, 2009

            File No. 333-157829

Dear Sir:

            I am authorized by International Energy, Inc. (the “Company”) to submit the following responses on its behalf to your letter of August 10, 2009 (the “August 10th Letter”) setting forth various comments (collectively, the “Staff Comments”) with respect to the Amendment No. 1 to the Company’s Registration Statement on Form S-1.

            The numbered responses are keyed sequentially to the numbered paragraphs in the August10th Letter.

General

1.   The total market value of the securities underlying the Series A and Series B Warrants are set forth respectively in Tables No. 2 (page 46) and No. 3 (page 47) and collectively in Table No. 4 (age 48).

2.   There are no payments to be made.

3.   The requested Information is included in Tables No. 2 and No. 3 and No. 4

4.   We did not enter into any prior securities transactions with any of the Selling Shareholders.

5.   As of September 23, 2009 of the total 63,075,122 shares issued and outstanding:

•         An aggregate of 30,435,322 shares are held by non affiliates;

•         An aggregate of 32,639,800 shares are held by affiliates;

•         An aggregate of 6,450,000 shares (plus an additional 12,900,000 shares issuable upon exercise of warrants) are registered on behalf of the selling shareholders, none of whom are affiliates;

•         All of registered shares continue to be owned by the selling shareholders;

•         No shares have been sold in registered resale transactions by the selling shareholders; and

•         An aggregate of 6,450,000 shares (plus an additional 12,900,000 shares issuable upon exercise of warrants) are registered on behalf of the selling shareholders, none of whom are affiliates; all of such shares continue to be owned by the selling shareholders;

6.   The statement is based on information obtained from the selling shareholders.

7.   Joseph Sierchio is a member of Sierchio & Company, LLP; Sierchio & Company, LLP, and certain predecessor firms, has provided, during the past three years and is expected to continue to provide, legal services to the Company on a matter by matter basis. Also, prior to his resignation on September 12, 2008, Mr. Harmel Rayat, the brother of Herdev S. Rayat and Jasvir S. Rayat, provided us with management and administrative services by acting on our behalf as our Chief Executive Officer, Chief Financial Officer, Secretary and Director.  Since his resignation Mr. Rayat has not provided any services to us. We do not have any agreements, arrangements or understandings with Mr. Rayat regarding his providing us with management or other services in the future.

Registration Statement Cover Page

8.  The Cover Page has been revised to reflect the current format of Form S-1. Cover Page.

9.  The requested changes have been made and the additional fee paid by wire transfer of funds. Cover Page.

Special Note Regarding Forward-Looking Statements

10. The references have been deleted and the disclosure revised as requested.  Page 8.

July 2008 Financing

11. It has been disclosed that the reference provision has lapsed without our having issued any additional shares.

Description of Our Business and Properties

12. The requested disclosure has been made. Page 27.

13. The reference paragraph has been deleted. Page 27.

14. The discussion has been expanded. Page 27.

Overview

15.  Please refer to the revised disclosure on Page 27.

Executive Compensation

General

16.  In response to your comment:

    We have noted that we have limited operations and compensation expense; accordingly, our disclosures as revised are reflective of such and the uncertainty surrounding our ability to pay competitive salaries in the future. Page 35.

    We have revised the tables to include all of the 2008 option grants.  Pages 35-36.

    We have revised the disclosure so as to reflect our current director compensation arrangements.

Summary Compensation Table

17.       We have added the requested disclosure.  Page 35.

Selling Stockholders

18.  The table on page 41 has been revised to comply with the requested disclosure.

19.  The information has been updated to September 23. 2009.  Page 42.

20. The correct name is Peterson Sullivan, LLP.  We have been informed that the PCAOB has been appropriately notified.

21.  We have indicated that we do not currently have a website. Page 5.

We hope that you find the foregoing responsive to the Staff’s comments and appreciate your attention to this filing.  Any questions regarding the Company’s response may be directed to Derek Cooper, Chief Executive Officer and Chief Financial Officer, at.

Item 16.  Exhibit

22. The Assignment and Bill of Sale related to Cooke No. 6 has been added as an exhibit.

Signatures

Mr. Cooper does serve as our principal accounting officer and parenthetical reference has been inserted.  The Signature page has been revised accordingly.

Very truly yours,

/s/ Derek Cooper

Derek Cooper

Chief Executive Officer and Chief Financial Officer

cc. Joseph Sierchio, Esq.